February 6, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Michael Clampitt, Esq.

Re:	Village Bank and Trust Financial Corp.
Registration Statement on Form S-1 (File No. 333-200147)

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, Village Bank and Trust Financial Corp., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-200147) to 10:00 a.m., Eastern Time, on February 10, 2015, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Benjamin A. McCall of LeClairRyan, A Professional Corporation at (804) 916-7182 if you have any questions. In addition, please notify Mr. McCall when this request for acceleration has been granted.

Very truly yours,

Village Bank and Trust Financial Corp.

By:	/s/ William G. Foster, Jr.
William G. Foster, Jr.
President and Chief Executive Officer

cc:	Benjamin A. McCall, Esq.